Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

July 17, 2009

Michelle Roberts, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549 – 8629

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant") (CIK 0000853285)
Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") ("Depositor")
Post-Effective Amendment No. 17 to the Registration Statement on Form N-4
(File Nos. 811-05846 and 333-83364)
ACCESSION NUMBER : 0000745544-09-000651

Dear Ms. Roberts:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), Registrant and Depositor hereby request withdrawal of the above-captioned Post-Effective Amendment, which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on June 23, 2009.

The purpose of the Post-Effective Amendment was to modify the living benefits and optional death benefit available under the variable annuity contracts offered pursuant to the above-captioned Registration Statement.  Because the modifications disclosed in the Post-Effective Amendment are substantially identical to modifications disclosed in a similar post-effective amendment filed recently by Depositor and Registrant pursuant to Rule 485(a) under the 1933 (File No. 333-83362), Depositor and Registrant, via separate correspondence, will be requesting approval to rely upon Rule 485(b)(1)(vii) to file the Post-Effective Amendment pursuant to paragraph (b) of Rule 485 rather than paragraph (a).  Accordingly, Depositor and Registrant respectfully request that the Commission grant this withdrawal request, effective on July 20, 2009, or as soon as practicable thereafter.

In making this request for withdrawal, Depositor and Registrant confirm that:

1.	the Post-Effective Amendment has not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Post-Effective Amendment or pursuant to the prospectus contained therein; and

3.	no preliminary prospectus contained in the Post-Effective Amendment has been distributed.

Respectfully submitted,

/Sandra M. DaDalt/

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc:        Rebecca Marquigny, Esquire
Thomas Lauerman, Esquire
Elizabeth Love, Esquire